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December 23, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Gas Corp Form 10-K for Fiscal Year Ended December 31, 2024 Filed March 31, 2025 File No. 001-39819

Ladies and Gentlemen:

On behalf of Global Gas Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 11, 2025, relating to the above-captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Annual Report”). Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Annual Report.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 9A. Controls and Procedures, page 38

1.	We note you identified a material weakness in your internal control over financial reporting but have concluded that your disclosure controls and procedures were effective. Section II.D. of SEC Release No. 33-8238 states, “disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.” Please tell us how you are able to support your conclusion that your disclosure controls and procedures are effective as of December 31, 2024, and the end of subsequent quarters. Otherwise, please amend your Form 10-K and subsequent Forms 10-Q to revise your conclusions.

The Staff’s comment is duly noted. The disclosure in the Annual Report indicating that the Company’s controls and procedures were effective as of December 31, 2024 and the end of subsequent quarters was included in error. The Company acknowledges that its controls and procedures were not effective as of such dates. However, to amend the prior filings would be prohibitively expensive for the Company and would require it to incur additional accounting and printing expenses that would further impair the Company as it does not have the current ability to pay for. Therefore, the Company respectfully submits that it will make corrective disclosure in the Annual Report on Form 10-K for the fiscal year ending December 31, 2025 (the next periodic report that would be required to be filed by the Company) indicating that the Company’s controls and procedures were not effective as of such dates, along with the required disclosure for the year ending December 31, 2025. The Company respectfully believes this properly balances the need for corrective disclosure against unnecessary expenses.

Securities and Exchange Commission

December 23, 2025

2.	We note that this Form 10-K is your first annual report after the merger with the SPAC entity. In accordance with Instruction 1 to Item 308 of Regulation S-K, please expand your disclosures in the amendment to your Form 10-K to state that the annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

The Staff’s comment is duly noted. However, the Annual Report was the Company’s second annual report after the merger with the SPAC entity. Specifically, the Company filed an Annual Report on Form 10-K for the fiscal year ended December 31, 2023 on April 1, 2024. Accordingly, the Company respectfully believes that this comment is not applicable.

3.	In an amendment to your Form 10-K, please provide the disclosures required by Item 308(c) of Regulation S-K. Also address this comment for your subsequent Forms 10- Q.

The Staff’s comment is duly noted. However, as indicated above, requiring the Company to amend the prior filings would be prohibitively expensive for the Company and would require it to incur additional accounting and printing expenses that would further impair the Company as it does not have the current ability to pay for. Therefore, the Company respectfully submits that it will include disclosure in the Annual Report on Form 10-K for the fiscal year ending December 31, 2025 and in subsequent Forms 10-Q indicating whether any change in the Company’s internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Securities and Exchange Commission

December 23, 2025

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Carter Glatt, Chairman